UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-8344

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BATH & BODY WORKS, INC. 401(k) SAVINGS AND RETIREMENT PLAN

(Exact name of registrant as specified in its charter)

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Bath & Body Works, Inc.

Three Limited Parkway

Columbus, Ohio 43230
(614) 415-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Plan Interests in the Bath & Body Works, Inc. 401(k) Savings and Retirement Plan (1)
(Title of each class of securities covered by this Form)

Common Stock, $0.50 par value per share, of Bath & Body Works, Inc. (2)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

(1)	On August 7, 2024, a Post-Effective Amendment No. 1 to the following Form S-8 Registration Statement was filed with the Securities and Exchange Commission to deregister all shares of Common Stock, par value $0.50 per share (the “Shares”), of Bath & Body Works, Inc. (the “Company”) in the Bath & Body Works, Inc. 401(k) Savings and Retirement Plan (together with all predecessor plans and all plans merged therein, the “Plan”) and all plan interests that had been registered under such Form S-8 Registration Statement. Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file Form 11-K under Section 15(d) of the Securities Exchange Act of 1934.

a.	Registration Statement on Form S-8, File No. 333-262626, filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2022, registering the offer and sale of 500,000 Shares issuable pursuant to the Bath & Body Works, Inc. 401(k) Savings and Retirement Plan, including plan interests registered thereunder.

(2)	This Form 15 has no effect on the duty of the Company to file reports under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the Company’s Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this certification to be signed on its behalf by the undersigned thereunto duly authorized.

BATH & BODY WORKS, INC. 401(k) SAVINGS AND RETIREMENT PLAN

Date:	August 7, 2024	By:	/s/ Michael C. Wu
Name: Michael C. Wu Title: Chief Legal Officer & Secretary, Bath & Body Works, Inc.